Jumei Announces Strategic Investment in BabyTree

BEIJING, July 22, 2015 /PRNewswire/ -- Jumei International Holding Limited (NYSE: JMEI) ("Jumei" or the "Company"), China's leading online retailer of beauty products, today announced that it has agreed to provide BabyTree with a convertible loan and a revolving credit facility of up to RMB1.55 billion (US$250 million). The principal of the convertible loan portion of the transaction could reach as high as RMB744 million (US$120 million) depending on the working capital needs of BabyTree and certain operating performance criteria being met. The loan will be convertible into a minority interest in BabyTree based on a pre-agreed formula. The revolving credit facility will be RMB806 million (US$130 million), and drawdown by BabyTree will also depend on the working capital needs of BabyTree and certain operating performance criteria being met.

According to BabyTree, BabyTree is the largest online parenting community in China, and is among the largest online parenting communities globally as ranked by traffic volume. Currently the DAU (daily active users) of BabyTree has surpassed 10 million. BabyTree.com, the website of the company, along with its mobile apps “BabyTree Pregnancy” and “BabyTree Footprints,” cover over 80% of pregnancy-stage parents and parents of 0-6 year-old children in China. The “BabyTree Pregnancy” app ranks number one among baby and maternity mobile apps in China.

Mr. Leo Ou Chen, founder and CEO of Jumei, stated, “This strategic deal with BabyTree will strengthen our ability to create greater value in an important demographic. We believe this market has vast growth potential. Leveraging the enormous user base of BabyTree and Jumei’s supply chain and logistics expertise in cross border ecommerce, we are confident to become the dominant female ecommerce platform in China. We see significant cross-selling potentials across all Jumei product categories.”

Mr. Allen Huainan Wang, CEO of BabyTree, commented, “The funds from this transaction will be used to develop BabyTree’s businesses, especially our e-commerce segment. Teaming up with Jumei will be a very beneficial partnership for us, and we believe it will allow BabyTree's e-commerce business to rapidly grow to become number one in the baby and maternity sector. We believe the cooperation will help us bring about significant changes in the online retail industry of parenting products.”

About Jumei International Holding Limited

Jumei (NYSE: JMEI) is China's leading online retailer of beauty products. Jumei's internet platform is a trusted destination for consumers to discover and purchase branded beauty products, fashionable apparel and other lifestyle products through the Company's jumei.com and jumeiglobal.com websites and mobile application. Leveraging its deep understanding of customer needs and preferences, as well as its strong merchandizing capabilities, Jumei has adopted multiple effective sales formats to encourage product purchases on its platform, including curated sales, online shopping mall and flash sales. More information about Jumei can be found at http://jumei.investorroom.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, quotations from management in this announcement contain forward-looking statements. Jumei may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Jumei's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's goals and strategies; the Company's future business development, results of operations and financial condition; the expected growth of the Company's curated sales, online shopping mall and flash sales in China; the expected growth of Jumei Global, the Company's ability to attract and retain new customers and to increase revenues generated from repeat customers; its ability to obtain the authorization of more exclusive products; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China's online retailers of beauty products; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Jumei's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Jumei does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Jumei International Holding Limited
Mr. Sterling Song
Investor Relations Director
Phone: +86-10-5676-6983
kans@jumei.com

Christensen
In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
E-mail: carnell@christensenir.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com